Exhibit (a)(5)(E)

THE CHARLES SCHWAB CORPORATION

FOR IMMEDIATE RELEASE

SCHWAB GAINS CONTROL OF SOUNDVIEW TECHNOLOGY GROUP;

ANNOUNCES SUBSEQUENT OFFERING PERIOD

SAN FRANCISCO, Calif, January 12, 2004 – The Charles Schwab Corporation (NYSE: SCH), (“Schwab”), and Shakespeare Merger Corporation (“Purchaser”), a wholly owned subsidiary of Schwab, announced today the expiration of the initial offer period for Purchaser’s cash tender offer to acquire all of the outstanding shares of common stock and Class B common stock of SoundView Technology Group, Inc. (NASDAQ: SNDV) (“SoundView”) at a price of $15.50 per share, net to the seller in cash, without interest thereon (the “Offer Price”). The initial offer period expired at midnight, New York City time, on January 9, 2004.

According to information received from the depositary, as of the expiration of the initial offer period, an aggregate of 17,776,486 shares of SoundView common stock were validly tendered in the offer and not withdrawn, which represents approximately 85.4% of the shares of SoundView common stock outstanding. In addition, notices of guaranteed delivery were received with respect to an additional 1,552,904 shares, which, together with the shares validly tendered in the offer and not withdrawn, represents approximately 92.9% of the shares of SoundView common stock outstanding.

Purchaser accepted for payment all shares validly tendered and not withdrawn, and will accept for payment all shares validly tendered pursuant to notices of guaranteed delivery. Purchaser will promptly pay the Offer Price for all shares validly tendered, less any applicable withholding taxes.

At 9:00 a.m., New York City time, on January 12, 2004, Purchaser will commence a subsequent offering period for all remaining untendered shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on January 15, 2004. Purchaser will immediately accept all shares properly tendered, as they are tendered, during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. The same price offered in the prior offering period of $15.50 per share, net to the seller in cash, without interest thereon, will be paid during the subsequent offering period. The subsequent offer is on the same terms and subject to the same conditions set forth in the Offer to Purchase dated December 3, 2003, the Letter of Transmittal enclosed therewith, and the Supplement to the Offer to Purchase dated December 31, 2003, except that shares tendered during the subsequent offering period may not be withdrawn.

This news release is for information purposes only. It does not constitute an offer to purchase shares of SoundView or a Solicitation/Recommendation Statement, under the rules and regulations of the Securities and Exchange Commission. The Offer to Purchase, the Letter of Transmittal and the Supplement to the Offer to Purchase are available from Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, at 17 State Street, Tenth Floor, New York, NY 10007, toll-free 800-213-0473, or from the Securities and Exchange Commission’s web site at www.sec.gov.

Shakespeare Merger Corporation, a wholly owned subsidiary of Schwab, has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and SoundView has filed a Solicitation/Recommendation Statement on Schedule 14D-9, each of which has been amended. These documents contain important information and security holders of SoundView are advised to read these documents carefully before making any decision with respect to the tender offer. These documents may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov.

About Charles Schwab

The Charles Schwab Corporation, through Charles Schwab & Co., Inc. (member SIPC/NYSE), U.S. Trust Corporation, CyberTrader, Inc. (member SIPC/NASD), Schwab Capital Markets L.P. (member SIPC/NASD) and its other operating subsidiaries, provides a broad range of financial and brokerage services to individual investors, independent investment managers and institutions. www.schwab.com.

About SoundView Technology Group, Inc.

SoundView Technology Group, Inc. is the parent of SoundView Technology Corporation, a research-driven securities firm focused on providing institutional investors with fundamental research on companies in technology, media, telecom, healthcare and other growth-related industries. Old Greenwich, Connecticut-based SoundView produces comprehensive sell-side equity research on approximately 210 companies. On November 19, 2003, SoundView announced an agreement to be acquired by The Charles Schwab Corporation. (0104-7214)

Contacts:	For Schwab
Investor Relations	Rich Fowler 415/636-9869
Press	Jennifer Hallahan 212/804-3668

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